UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2008.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A ANNOUNCES THE AMENDMENT OF ITS
CORPORATE GOVERNANCE CODE AND ETHICS CODE
Medellin, Colombia June 24 of 2008
On June 23, 2008, the Board of Directors of Bancolombia S.A. (“Bancolombia”) approved amendments to the Corporate Governance Code and Code of Ethics, in order to: (i) adopt the new regulatory requirements in Colombia for prevention and control of money laundering and terrorism financing; (ii) include additional provisions related to conflicts of interests that may arise in brokerage operations with affiliates; and (iii) adopt the “Grupo Bancolombia’s Antifraud Program” as a policy and internal rule for Bancolombia in compliance with Colombian and international regulations.
The amended versions of the Corporate Governance Code and Code of Ethics can be found in the Bancolombia web page at www.grupobancolombia.com.co.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: June 24, 2008	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance